Exhibit (12)(b)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 22, 2021

GMO Climate Change Fund

GMO Trust

40 Rowes Wharf

Boston, MA 02110

GMO Climate Change Series Fund

GMO Series Trust

40 Rowes Wharf

Boston, MA 02110

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization dated as of August 10, 2020 (the “Agreement”) by and among GMO Series Trust, a Massachusetts business trust (“Selling Trust”), on behalf of one of its series, GMO Climate Change Series Fund (“Selling Fund”), and GMO Trust, a Massachusetts business trust (“Acquiring Trust”) on behalf of one of its series, GMO Climate Change Fund (“Acquiring Fund,” and together with Selling Fund, the “Funds”), and, solely with respect to sections 1.3, 9.1, 9.2, 11.1 and 11.2 thereof, Grantham, Mayo, Van Otterloo & Co. LLC (the “Investment Adviser”), the investment manager of the Funds. The Agreement describes a proposed transaction (the “Reorganization”) to occur on the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Selling Fund (the “Acquired Assets”) in exchange for shares of beneficial interest in Acquiring Fund (the “Merger Shares”) and the assumption by Acquiring Fund of all of the liabilities of Selling Fund (the “Assumed Liabilities”), following which the Merger Shares received by Selling Fund will be distributed by Selling Fund to its shareholders in complete liquidation and termination of Selling Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you, for the benefit of Selling Fund and Acquiring Fund, pursuant to section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Each of Acquiring Trust and Selling Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of each of Selling Fund and Acquiring Fund are redeemable at net asset value at each shareholder’s option. Each of Selling Fund and Acquiring Fund has elected to be treated as a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

For purposes of this opinion, we have considered the Agreement, the Combined Proxy Statement/Prospectus dated September 10, 2020, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof (the “Representation Letters”), representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Opinion

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Selling Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Acquired Assets solely in exchange for the Merger Shares and the assumption by the Acquiring Fund of the Assumed Liabilities.

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(iii)	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by the Selling Fund with respect to the Acquired Assets in connection with the transfer of the Acquired Assets to the Acquiring Fund in exchange for the Merger Shares and the assumption by the Acquiring Fund of the Assumed Liabilities, or with respect to the distribution of the Merger Shares to Selling Fund Shareholders as consideration for their shares of the Selling Fund, except for (A) any gain or loss recognized on (1) “Section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss required to be recognized by reason of the Reorganization (1) as a result of the closing, if any, of the tax year of the Selling Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(iv)	Under Section 354 of the Code, no gain or loss will be recognized by the Selling Fund Shareholders upon their receipt of the Merger Shares solely in exchange for Selling Fund shares.

(v)	Under Section 358 of the Code, the aggregate tax basis for the Merger Shares received by each Selling Fund Shareholder will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the exchange, and, under Section 1223(1) of the Code, the holding period of the Merger Shares received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets).

(vi)	Under Section 362(b) of the Code, the tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, adjusted for any gain or loss required to be recognized as described in (iii) above, and under Section 1223(2) of the Code, the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund, other than certain assets with respect to which gain or loss is required to be recognized as described in (iii) above, will include the period during which those assets were held by the Selling Fund.

(vii)	The Acquiring Fund will succeed to and take into account the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Treasury Regulations thereunder.

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We are also of the opinion that (1) Acquiring Fund will continue Selling Fund’s historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company that seeks a high total return by investing the Fund’s assets primarily in equities of companies the Investment Adviser believes are positioned to benefit, directly or indirectly, from efforts to curb or mitigate the long-term effects of global climate change, to address the environmental challenges presented by global climate change, or to improve the efficiency of resource consumption, and that the continuity of business enterprise test required for qualification under Section 368(a) of the Code is therefore met, and (2) each of (x) the “substantially all” the assets or properties (as applicable) requirement of Section 368 of the Code and (y) the “continuity of interest” requirement of Treas. Reg. § 1.368-1(e) are met.

You should recognize that our opinions are not binding on the Internal Revenue Service (the “IRS”). No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

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